UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AEROVIRONMENT, INC.

(Exact name of the registrant as specified in its charter)

Delaware	001-33261	95-2705790
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

900 Innovators Way
Simi Valley, CA 93065

(Address of principal executive offices, including zip code)

Douglas E. Scott

(626) 357-9983

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of AeroVironment’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.avinc.com.

Item 1.02                                           Exhibit

AeroVironment has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01                                           Exhibits

Exhibit 1.01                              Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AEROVIRONMENT, INC.

/s/ Wahid Nawabi	May 25, 2016
By: Wahid Nawabi
President and Chief Executive Officer